EXHIBIT (12)

                     CENTRAL TELEPHONE COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (In Millions)
                            (Unaudited)



                                  Three Months        Six Months
                                      Ended             Ended
                                     June 30,          June 30,
                                  1994     1993     1994     1993

Income (loss) before
cumulative effect of changes
in accounting principles        $ 23.8   $ 25.0   $ 50.6   $ (3.9)
Income tax provision
(benefit)                         12.0     11.9     25.7     (8.6)

Subtotal                          35.8     36.9     76.3    (12.5)


Fixed charges
Interest charges                   9.8     11.1     18.5     22.3
Interest factor of operating
rents                              1.8      1.9      3.7      3.7
Pre-tax cost of preferred
stock dividends of
subsidiaries                       0.1      0.3      0.3      0.4

Total fixed charges               11.7     13.3     22.5     26.4

Earnings, as adjusted           $ 47.5   $ 50.2   $ 98.8   $ 13.9

Ratio of earnings to fixed
charges                           4.06     3.77     4.39      .53(1)



   (1) Earnings as computed for the ratio of earnings to fixed charges were inadequate to cover fixed charges for the six months ended June 30, 1993. The amount of the coverage deficiency was $12.5 million. Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $69 million recorded during the first quarter of 1993. In the absence of the nonrecurring costs, the ratio of earnings to fixed charges would have been 3.12 for the six months ended June 30, 1993.

   NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income (loss) before cumulative effect of changes in accounting principles, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest factor of operating rents and the pretax cost of preferred stock dividends of subsidiaries.